UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2018 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2018 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2018 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2018 Third Quarter Business Report

On November 14, 2018, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2018 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund Ltd. as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC Private Equity Fund No. 3 as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	January 4, 2017

Converted Kookmin Bank Hong Kong Ltd. into Kookmin Bank Hong Kong Branch

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	June 20, 2017

Liquidated Korea GCC Global Cooperation Private Equity Fund, a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added Maritime Securities Incorporation as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (KB Securities, Kookmin Bank and KB Capital hold 16%, 30% and 10%, respectively)

•	May 16, 2018

Converted Kookmin Bank International Ltd. into Kookmin Bank London Branch (Liquidation in progress)

•	July 6, 2018

Liquidated Hyundai-Tongyang Agrifood Private Equity Fund, a second-tier subsidiary

•	July 6, 2018

Added Daehan Specialized Bank Plc. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of September 30, 2018)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

Not included in quarterly business reports.

Number of Shares

(As of September 30, 2018)			(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A)	418,111,537	—	418,111,537
Treasury Shares (B)	21,877,863	—	21,877,863
Shares Outstanding (A-B)	396,233,674	—	396,233,674

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016 and November 24, 2017. For more information, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date.

1.4.2.	Voting Rights

(As of September 30, 2018)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	Preferred shares	—	—
Shares without voting rights	Common shares	21,877,863	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	396,233,674	—
	Preferred shares	—	—

1.5.	Dividends

Not included in quarterly business reports.

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Net interest income	6,591,454	6,080,802	8,246,614	6,715,606
Interest income	10,073,077	8,772,564	11,919,057	10,334,959
Interest expense	(3,481,623)	(2,691,762)	(3,672,443)	(3,619,353)
Net fee and commission income	1,747,677	1,522,176	2,050,024	1,584,892
Fee and commission income	3,365,109	2,930,452	3,988,250	3,150,877
Fee and commission expense	(1,617,432)	(1,408,276)	(1,938,226)	(1,565,985)
Net insurance income	443,712	399,947	593,710	(117,803)
Insurance income	8,928,242	6,130,566	8,970,992	1,201,352
Insurance expense	(8,484,530)	(5,730,619)	(8,377,282)	(1,319,155)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	32,509	203,724	(321,845)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	398,895	—	—	—
Net other operating expenses	(800,358)	(590,520)	(901,890)	(415,908)
General and administrative expenses	(4,074,271)	(3,796,635)	(5,628,664)	(5,228,711)
Operating profit before provision for credit losses	4,307,109	3,648,279	4,563,518	2,216,231
Provision for credit losses	(427,761)	(479,888)	(548,244)	(539,283)
Net operating profit	3,879,348	3,168,391	4,015,274	1,676,948

Note:	1) Based on K-IFRS (on a consolidated basis).
2)	The consolidated financial information for the nine months ended September 30, 2018 is based on K-IFRS 1109. The financial information for previous periods has not been restated.
3)

For the nine months ended September 30, 2017 and for the years ended December 31, 2017 and 2016, interest income from financial assets/liabilities at fair value through profit or loss has been reclassified from net gains(losses) on financial assets/liabilities at fair value through profit or loss to interest income.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	235,326,996	1.36	52.70	219,970,681	1.20	54.26	207,194,480	1.32	60.76
	Certificate of deposit	3,007,416	1.86	0.67	2,862,817	1.57	0.71	3,386,647	1.65	0.99
	Borrowings	9,965,346	1.62	2.23	9,306,125	1.41	2.30	6,803,292	1.54	2.00
	Call money	1,555,981	1.51	0.35	2,165,151	1.26	0.53	1,414,780	1.35	0.41
	Debentures	44,705,473	2.21	10.01	36,393,274	2.17	8.98	30,075,804	2.49	8.82
	Others	16,537,271	1.56	3.71	13,735,978	1.41	3.38	7,700,215	1.45	2.26

Subtotal		311,098,483	1.51	69.67	284,434,026	1.35	70.16	256,575,218	1.47	75.24

Foreign Currency	Deposits	10,887,602	1.09	2.44	10,156,743	0.80	2.51	8,713,640	0.53	2.56
	Borrowings	7,838,591	1.93	1.76	6,438,408	1.17	1.59	5,644,047	0.78	1.66
	Call money	732,116	2.18	0.16	1,239,627	1.39	0.31	1,161,517	0.72	0.34
	Debentures	3,902,156	3.30	0.87	3,374,998	2.71	0.83	4,139,036	2.55	1.21
	Others	287,854	0.78	0.07	321,263	0.56	0.07	222,098	0.94	0.06

Subtotal		23,648,319	1.76	5.30	21,531,039	1.24	5.31	19,880,338	1.04	5.83

Others	Total shareholders’ equity	35,475,458	—	7.95	34,785,839	—	8.58	30,308,008	—	8.89
	Allowances	741,054	—	0.17	829,075	—	0.20	748,594	—	0.22
	Others	75,538,388	—	16.91	63,855,888	—	15.75	33,476,080	—	9.82

Subtotal		111,754,900	—	25.03	99,470,802	—	24.53	64,532,682	—	18.93

Total		446,501,702	—	100.00	405,435,867	—	100.00	340,988,238	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	4,872,016	1.44	1.09	6,757,757	1.44	1.67	6,075,873	1.52	1.78
	Securities	93,947,482	2.70	21.04	80,406,670	1.81	19.83	55,999,995	2.12	16.42
	Loans	267,104,774	3.40	59.82	247,117,982	3.28	60.95	225,153,667	3.15	66.03
	Guarantee payments under payment guarantee	8,582	2.24	—	17,008	0.66	—	28,005	1.16	0.01
	Call loan	578,890	1.40	0.13	315,950	1.28	0.08	399,843	1.43	0.12
	Private placement corporate bonds	1,441,362	3.27	0.32	1,801,681	4.00	0.44	1,081,692	3.99	0.32
	Credit cards	16,504,247	8.19	3.70	14,877,741	8.32	3.67	12,823,200	8.66	3.76
	Others	4,128,114	4.07	0.93	4,123,143	3.87	1.02	5,061,229	4.96	1.48
	Allowance	(2,441,806)	—	(0.55)	(2,116,366)	—	(0.52)	(2,182,313)	—	(0.64)

Subtotal		386,143,661	3.43	86.48	353,301,566	3.15	87.14	304,441,191	3.21	89.28

Foreign Currency	Due from banks	3,530,946	1.35	0.79	2,862,165	1.06	0.71	2,553,722	0.75	0.75
	Securities	12,767,166	2.49	2.86	10,013,637	3.19	2.47	3,792,545	2.61	1.11
	Loans	7,592,025	2.93	1.70	7,136,381	2.29	1.76	8,125,102	1.76	2.38
	Call loan	2,678,035	2.27	0.60	2,909,920	1.53	0.72	2,220,839	0.65	0.65
	Bills bought	3,972,193	1.62	0.89	3,166,307	1.51	0.78	2,768,692	1.30	0.81
	Allowance	(282,672)	—	(0.06)	(173,771)	—	(0.04)	(328,130)	—	(0.10)
	Others	82,199	—	0.02	72,297	—	0.01	24,789	—	0.02

Subtotal		30,339,892	2.36	6.80	25,986,936	2.35	6.41	19,157,559	1.64	5.62

Others	Cash	1,773,322	—	0.40	1,726,448	—	0.43	1,724,701	—	0.51
	Fixed assets held for business	5,511,725	—	1.23	5,826,159	—	1.44	3,464,031	—	1.02
	Others	22,733,102	—	5.09	18,594,758	—	4.58	12,200,756	—	3.57

Subtotal		30,018,149	—	6.72	26,147,365	—	6.45	17,389,488	—	5.10

Total		446,501,702	—	100.00	405,435,867	—	100.00	340,988,238	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group			(Unit: in billions of Won)
	As of September 30, 2018(1)	As of December 31, 2017	As of December 31, 2016
Total Capital (A)	35,041	32,402	31,103
Risk-weighted assets (B)	234,666	212,777	203,649
BIS ratio (A/B)	14.93%	15.23%	15.27%

*	Note: Calculated in accordance with Basel III
(1)	Preliminary figures

Kookmin Bank			(Unit: in billions of Won)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Total Capital (A)	28,006	25,914	24,579
Risk-weighted assets (B)	178,255	161,825	150,649
BIS ratio (A/B)	15.71%	16.01%	16.32%

*	Note: Calculated in accordance with Basel III

KB Securities			(Unit: in billions of Won)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Net Operating Capital (A)	3,088	3,211	2,844
Total amount at risk (B)	1,137	1,048	866
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,451.49%	1,609.03%	1,471.73%
Capital surplus (A-B)	1,951	2,163	1,978

*	Note: Calculated in accordance with amended net capital ratio standards effective as of January 2015

KB Insurance			(Unit: in billions of Won)
	As of September 30, 2018(1)	As of December 31, 2017	As of December 31, 2016
Available capital (A)	3,270	3,080	2,774
Required capital (B)	1,754	1,618	1,644
RBC ratio(2) (A/B)	186.4%	190.3%	168.7%

(1)	Preliminary figures
(2)	RBC ratio: Risk-Based Capital ratio

2.3.2.	Credit Ratings

(As of September 30, 2018)
Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 19, 2018	407

2.3.4.	Acquisition of Shares of Bank Bukopin of Indonesia

Kookmin Bank entered into a share subscription agreement with Bank Bukopin of Indonesia on June 26, 2018 and acquired its new shares on July 27, 2018.

(Unit: in millions of Won)
Ownership	Acquisition amount
22%	113,074* (IDR 1,460,910,000,000)

*	The acquisition amount in IDR is converted to Won at the exchange rate on July 27, 2018, the acquisition date.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Cash and due from financial institutions	18,349,698	19,817,825	17,884,863
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	—	32,227,345	27,858,364
Financial assets at fair value through profit or loss	51,020,841	—	—
Derivative financial assets	2,206,870	3,310,166	3,381,935
Loans at amortized cost	316,430,970	290,122,838	265,486,134
Financial investments	59,193,078	66,608,243	45,147,797
Investments in associates and joint ventures	485,966	335,070	1,770,673
Property and equipment	4,155,629	4,201,697	3,627,268
Investment property	1,755,451	848,481	755,011
Intangible assets	2,782,013	2,943,060	652,316
Net defined benefit assets	—	894	—
Current income tax assets	15,682	6,324	65,738
Deferred income tax assets	739	3,991	133,624
Assets held for sale	16,503	155,506	52,148
Other assets	21,302,186	16,204,169	8,857,785

Total assets	477,715,626	436,785,609	375,673,656

Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	12,023,058	12,122,836
Financial liabilities at fair value through profit or loss	16,033,010	—	—
Derivative financial liabilities	2,605,969	3,142,765	3,807,128
Deposits	271,155,184	255,800,048	239,729,695
Debts	31,902,454	28,820,928	26,251,486
Debentures	51,549,915	44,992,724	34,992,057
Provisions	515,421	568,033	537,717
Net defined benefit liabilities	286,130	154,702	96,299
Current income tax liabilities	623,779	433,870	441,812
Deferred income tax liabilities	611,651	533,069	103,482
Insurance contract liabilities	33,154,402	31,801,275	7,290,844
Other liabilities	33,688,472	24,470,308	19,038,897

Total liabilities	442,126,387	402,740,780	344,412,253

Equity attributable to shareholders of the parent company	35,580,672	34,038,685	30,998,044
Share capital	2,090,558	2,090,558	2,090,558

	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Capital surplus	17,121,970	17,122,228	16,994,902
Accumulated other comprehensive income	230,212	537,668	405,329
Retained earnings	17,074,126	15,044,204	12,229,228
Treasury shares	(936,194)	(755,973)	(721,973)
Non-controlling interests	8,567	6,144	263,359

Total equity	35,589,239	34,044,829	31,261,403

Total liabilities and equity	477,715,626	436,785,609	375,673,656

Note:	The consolidated financial information as of September 30, 2018 is based on K-IFRS 1109. The financial information as of prior dates has not been restated.

3.1.2.	Consolidated Statements of Comprehensive Income

		(Unit: in millions of Won, except per share amounts)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Net interest income	6,591,454	6,080,802	8,246,614	6,715,606
Net fee and commission income	1,747,677	1,522,176	2,050,024	1,584,892
Net insurance income(expense)	443,712	399,947	593,710	(117,803)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	32,509	203,724	(321,845)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	398,895	—	—	—
Net other operating expenses	(800,358)	(590,520)	(901,890)	(415,908)
General and administrative expenses	(4,074,271)	(3,796,635)	(5,628,664)	(5,228,711)
Operating profit before provision for credit losses	4,307,109	3,648,279	4,563,518	2,216,231
Provision for credit losses	(427,761)	(479,888)	(548,244)	(539,283)
Net operating income	3,879,348	3,168,391	4,015,274	1,676,948
Net non-operating income(loss)	96,050	243,401	123,150	951,707
Profit before income tax	3,975,398	3,411,792	4,138,424	2,628,655
Income tax expense	(1,106,239)	(622,052)	(794,963)	(438,475)
Profit for the period	2,869,159	2,789,740	3,343,461	2,190,180
Other comprehensive income (loss) for the period, net of tax	41,798	253,060	136,226	(24,937)
Total comprehensive income for the period	2,910,957	3,042,800	3,479,687	2,165,243
Profit attributable to:	2,869,159	2,789,740	3,343,461	2,190,180
Shareholders of the parent company	2,868,752	2,757,686	3,311,438	2,143,744
Non-controlling interests	407	32,054	32,023	46,436
Total comprehensive income for the period attributable to:	2,910,957	3,042,800	3,479,687	2,165,243
Shareholders of the parent company	2,910,772	3,007,929	3,445,285	2,118,829
Non-controlling interests	185	34,871	34,402	46,414
Earnings per share
Basic earnings per share (Won)	7,233	6,927	8,305	5,588
Diluted earnings per share (Won)	7,191	6,890	8,257	5,559

Note: 1)	The consolidated financial information for the nine months ended September 30, 2018 is based on K-IFRS 1109. The financial information for previous periods has not been restated.
2)

For the nine months ended September 30, 2017 and for the years ended December 31, 2017 and 2016, interest income from financial assets/liabilities at fair value through profit or loss has been reclassified from net gains(losses) on financial assets/liabilities at fair value through profit or loss to interest income.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Cash and due from financial institutions	211,265	245,400	115,065
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	—	284,485	246,656
Financial assets at fair value through profit or loss	288,157	—	—
Loans at amortized cost	50,000	10,000	29,415
Investments in subsidiaries	24,062,116	24,062,116	21,392,745
Investments in associates	—	—	1,053,690
Property and equipment	685	697	469
Intangible assets	8,652	8,864	8,092
Net defined benefit assets	—	201	193
Deferred income tax assets	7,869	10,282	4,604
Other assets	751,036	480,789	519,223

Total assets	25,379,780	25,102,834	23,370,152

Debts	—	300,000	350,000
Debentures	5,462,828	5,162,600	3,474,200
Net defined benefit liabilities	1,378	—	—
Current income tax liabilities	613,994	308,854	419,607
Other liabilities	150,050	204,835	104,528

Total liabilities	6,228,250	5,976,289	4,348,335

Share capital	2,090,558	2,090,558	2,090,558
Capital surplus	14,742,814	14,742,814	14,656,168
Accumulated other comprehensive loss	(5,342)	(5,233)	(4,742)
Retained earnings	3,259,694	3,054,379	2,998,923
Treasury Shares	(936,194)	(755,973)	(719,090)

Total equity	19,151,530	19,126,545	19,021,817

Total liabilities and equity	25,379,780	25,102,834	23,370,152

Note:	The consolidated financial information as of September 30, 2018 is based on K-IFRS 1109. The financial information as of prior dates has not been restated.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Net interest expense	(86,331)	(69,664)	(97,218)	(55,924)
Net fee and commission expense	(4,237)	(6,036)	(7,808)	(7,214)
Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)	—	3,777	745	5,272
Net gains on financial assets at fair value through profit or loss	13,865	—	—	—
Net other operating income	1,089,556	709,544	709,544	694,908
General and administrative expenses	(37,975)	(38,467)	(57,485)	(46,734)
Operating profit before provision for credit losses	974,878	599,154	547,778	590,308
Provision for credit losses	—	—	—	—
Operating profit	974,878	599,154	547,778	590,308
Net non-operating expense	(381)	94	125	(340)
Profit before income tax	974,497	599,248	547,903	589,968
Income tax benefit (expense)	(2,454)	1,937	5,522	164
Profit for the period	972,043	601,185	553,425	590,132
Other comprehensive income (loss) for the period, net of tax	(109)	(84)	(491)	237
Total comprehensive income for the period	971,934	601,101	552,934	590,369
Earnings per share
Basic earnings per share (Won)	2,451	1,510	1,388	1,538
Diluted earnings per share (Won)	2,437	1,502	1,380	1,530

Note:	The consolidated financial information for the nine months ended September 30, 2018 is based on K-IFRS 1109. The financial information for previous periods has not been restated.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)
Category	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Current assets in Won (A)	22,405	47,253	59,429
Current liabilities in Won (B)	5,335	6,792	5,554
Liquidity ratio (A/B)	419.97	695.72	1,070.02

Note:	1) Based on K-IFRS (on a separate basis).
2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
Category	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Net income as a percentage of average total assets (ROA)	0.84	0.82	0.63
Net income as a percentage of average shareholders’ equity (ROE)	11.10	10.18	7.26

Note: Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2018)
Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	2,271
LG Display Co., Ltd.	1,008
Hyundai Motor Company	875
Korea Securities Finance Corp.	762
Hyundai Capital Services, Inc.	661
Hyundai Steel Co., Ltd.	656
S-Oil Corporation	616
LG Electronics Inc.	586
Kia Motors Corporation	532
GS Caltex Corporation.	524
SK Energy Co., Ltd.	417
SK Holdings Co., Ltd.	407
Shinsegae Inc.	399
Lotte Property & Development Co., Ltd.	399
Shinhan Financial Group Co., Ltd.	379
Samsung SDI Co., Ltd.	377
Hyundai Mobis Co., Ltd.	362
Hotel Lotte Co., Ltd.	353
LS Nikko Copper Inc.	346
China Construction Bank	339

Total	12,269

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2018)
Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	4,674
Samsung	3,983
SK	2,443
LG	2,206
Lotte	1,845
Hanwha	1,624
GS	896
LS	858
Shinsegae	815
Hyundai Heavy	742

Total	20,086

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2018)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	45,651.0	34.42
Real estate	27,399.2	20.66
Retail and wholesale	27,170.7	20.48
Hotel, lodging and food service	18,107.9	13.65
Construction	8,478.7	6.39
Financial institutions	3,113.9	2.35
Others	2,713.5	2.05

Total	132,634.9	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of September 30, 2018)
Borrower	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Construction	99.1	97.2
Borrower B	Construction	69.5	67.5
Borrower C	Information and communication	55.3	53.5
Borrower D	Shipbuilding	51.5	37.2
Borrower E	Construction	40.6	39.7
Borrower F	Shipping	23.8	23.5
Borrower G	Construction	16.1	15.2
Borrower H	Manufacturing	15.6	7.5
Borrower I	Information and communication	14.3	13.6
Borrower J	Retail and wholesale	14.2	8.4
Borrower K	Retail and wholesale	10.7	7.7
Borrower L	Manufacturing	9.8	9.5
Borrower M	Real estate	9.0	9.0
Borrower N	Manufacturing	8.0	4.9
Borrower O	Manufacturing	7.9	3.9
Borrower P	Construction	7.3	6.7
Borrower Q	Manufacturing	6.4	4.3
Borrower R	Manufacturing	6.2	5.9
Borrower S	Manufacturing	6.1	1.9
Borrower T	Professional, Scientific, and Technical	6.0	1.3

Total		477.4	418.4

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2018	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	4,726
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	11,080
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to September 30, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2018, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee;

•	CEO Nominating Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Compensation Approved at the Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	2,500	—

(1)	Represents the total number of applicable persons as of September 30, 2018.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2.	Total Compensation Paid

(As of September 30, 2018)	(Unit: in millions of Won)

Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
9	1,067	118	—

(1)	Represents the total number of applicable persons as of September 30, 2018.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2018.
(3)

Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2018, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

*Suk Ho Sonu, Myung Hee Choi and Kouwhan Jeong were newly appointed as non-executive directors on March 23, 2018.

*Young Hwi Choi, Michael Byungnam Lee and Eunice Kyonghee Kim retired on March 23, 2018.

5.3.3.	Compensation Breakdown

(As of September 30, 2018)	(Unit: in millions of Won)

	Total number of persons(1)	Total payment (2)(4)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	651	325	—
Non-executive Directors (excluding Audit Committee members)	3	183	61	—
Audit Committee members	4	234	58	—
Internal Auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of September 30, 2018.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2018.
(3)

Represents (i) the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2018, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

5.3.4.	Compensation exceeding Won 500 million – Individual basis

Not included in quarterly business reports.

5.4.	Top 5 Highest-Paid Individuals

Not included in quarterly business reports.

5.5.	Affiliated Companies

5.5.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2018 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Life Insurance Co., Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Savings Bank Co., Ltd. (100.00%)

9)	KB Real Estate Trust Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Credit Information Co., Ltd. (100.00%)

12)	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2018, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of September 30, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	18,000	November 20, 2020

6.2.	Non-standing Directors

As of September 30, 2018, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of September 30, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	2,000	March 22, 2020

6.3.	Non-executive Directors

Our non-executive directors, the end of their terms and the number of shares of our common stock they respectively owned as of September 30, 2018 are as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 22, 2019
Stuart B. Solomon	July 1949	Non-executive Director	—	March 23, 2019
Suk Ho Sonu	September 1951	Non-executive Director	—	March 22, 2020
Myung Hee Choi	February 1952	Non-executive Director	—	March 22, 2020
Kouwhan Jeong	September 1953	Non-executive Director	—	March 22, 2020
Jae Ha Park	November 1957	Non-executive Director	—	March 22, 2019
Jongsoo Han	October 1960	Non-executive Director	—	March 22, 2019

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we had the following fifteen executive officers as of September 30, 2018.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Ki Heon Kim	October 1955	Deputy President and Chief Information Technology Officer	—	December 31, 2018
Kyung Eun Yoon	May 1962	Deputy President and Head of the Capital Market Business Units	3,814	December 31, 2018
Jeong Rim Park	November 1963	Deputy President; Wealth Management Planning Department	540	December 31, 2018
Ki-Hwan Kim	March 1963	Senior Managing Director and Chief Finance Officer	321	December 31, 2018
Young-Tae Park	December 1961	Senior Managing Director and Chief Data Officer	450	December 31, 2018
Pil Kyu Im	March 1964	Senior Managing Director and Chief Compliance Officer	445	January 10, 2020
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	1,500	December 31, 2018
Bo Youl Oh	January 1962	Senior Managing Director; Corporate and Investment Banking Planning Department	—	December 31, 2018
Young Hyuk Jo	April 1963	Senior Managing Director and Head of the Audit Department	461	December 31, 2018
Chang Kwon Lee	November 1965	Managing Director and Chief Strategy Officer	500	December 31, 2018
Hyun Jin Shin	February 1965	Managing Director and Chief Risk Management Officer	—	December 31, 2019
Dong Whan Han	January 1965	Managing Director and Chief Digital Innovation Officer	100	December 31, 2018
Nam Hoon Cho	June 1968	Managing Director and Chief Global Strategy Officer	—	December 31, 2018
Soon Bum Kwon(1)	October 1966	Managing Director and Chief Human Resources Officer	1,255	December 31, 2019
Chai Hyun Sung	September 1965	Managing Director and Chief Public Relations Officer	731	December 31, 2018

(1)	Served as Chief Human Resources Officer from January 1, 2018 to April 4, 2018.

As of September 30, 2018, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Kyung Eun Yoon	KB Securities	Chief Executive Officer	December 2016
Ki Heon Kim	KB Data Systems	Chief Executive Officer	January 2018
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017
	KB Securities	Deputy President; Wealth Management Division	January 2017
Young-Tae Park	Kookmin Bank	Senior Managing Director; Data Strategy Division	January 2018
	KB Kookmin Card	Senior Managing Director; Data Strategy Division	January 2018
Bo Youl Oh	Kookmin Bank	Senior Managing Director; Corporate and Investment Banking Customer Group	January 2018
	KB Securities	Deputy President; Investment Banking Division	January 2018
Dong Whan Han	Kookmin Bank	Managing Director; Digital Business Group	January 2017
Chai Hyun Sung	Kookmin Bank	Managing Director; Consumer Brand Strategy Group	January 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018
Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018

As of September 30, 2018, the following non-executive directors also served as a director at another company.

Name	Company	Position	Appointment Date
Suk Ryul Yoo	Jungmok	CEO	December 2013
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	President Attorney at Law	May 2016

6.5.	Employees

The following table shows information regarding our employees as of September 30, 2018.

	(Unit: in millions of Won)
Number of Employees(A)	Average Tenure of Employees (months)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
169	39	15,137	90

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2018.

	(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	40,204,583	9.62
JP Morgan Chase Bank, N.A.(2)	25,755,140	6.16

(1)	Based on 418,111,537 shares of our common stock issued as of December 31, 2017.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of September 30, 2018)	(Unit: shares, %)

Name of the Largest Shareholder	Date of Change in the Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of September 30, 2018)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	14,143
Kookmin Bank	2,065,530
KB Securities Co., Ltd.	12,645
KB Insurance Co., Ltd.	64,438
KB Kookmin Card Co., Ltd.	111,326
KB Life Insurance Co., Ltd.	7,164
KB Asset Management Co., Ltd.	3,912
KB Capital Co., Ltd.	808
KB Savings Bank Co., Ltd.	1,267
KB Real Estate Trust Co., Ltd.	2,605
KB Investment Co., Ltd.	595
KB Credit Information Co., Ltd.	5,782
KB Data Systems Co., Ltd.	6,274

Total	2,296,489

7.4.	Investments in Affiliated Companies

(As of September 30, 2018)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year(1)	Net income (loss) for the latest fiscal year(1)
	Number of Shares Owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	323,419,161	2,262,916
KB Securities Co., Ltd.	298,620,424	100	3,342,391	36,079,842	271,534
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	31,538,102	360,489
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	17,659,957	302,106
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,125,712	18,955
KB Asset Management Co., Ltd.	7,667,550	100	96,312	197,641	52,279
KB Capital Co., Ltd.	21,492,128	100	573,811	8,736,903	120,109
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,158,829	21,150
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	246,685	36,407
KB Investment Co., Ltd.	8,951,797	100	104,910	146,555	(2,602)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	26,121	(5,316)
KB Data Systems Co., Ltd.	800,000	100	6,334	41,945	945

Total	—	—	24,062,116	—	—

(1)	Based on K-IFRS (on a separate basis).

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

		(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

	(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.150%(2)	July 12, 2019

(1)	Unsecured credit loans
(2)	The interest rate changed from 2.042% to 2.150% when extended on July 13, 2018.

	(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.150%	July 12, 2019

(1)	Unsecured credit loans

7.5.3.	Purchase of Liiv trademark from Kookmin Bank

Counterparty	Kookmin Bank

Transaction Type	Purchase of an asset

Transaction Date	April 13, 2017

Transaction Object	Domestic and overseas trademark of “Liiv,” a mobile brand

Purpose	To generate synergy by promoting mobile brands at the group level

Transaction Price	Won 146 million (excluding value-added taxes)

Others	The Transaction Price was calculated based on the actual levels of expenditure made by Kookmin Bank in connection with the trademark and reflects the opinion of an external accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2018	By:	/s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Managing Director and Chief Finance Officer